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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSE & CO. CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 SHINNECOCK RD
(No. and Street)

QUOGUE (City) NY (State) 11959 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R.K. BRUCE, JR. 502-299-4993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOUNTJOY CHILTON MEDLEY LLP
(Name – *if individual, state last, first, middle name*)

462 SOUTH FOURTH ST. (Address) LOUISVILLE (City) KY (State) 40202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Simon Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSE & CO. CAPITAL ADVISORS, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
County of New York
Sworn to before me this
26th day of February 2016

Notary Public



Signature

CEO/Managing Member

Title

ANNE M. LEGIO
Notary Public - State of New York
No. 01LE6127350
Qualified in Westchester County
My Commission Expires May 23, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rose & Co. Capital Advisors, LLC

Financial Statements

For the Years Ended

December 31, 2015 and 2014

Rose & Co. Capital Advisors, LLC

Table of Contents


CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Member
Rose & Co. Capital Advisors, LLC

We have audited the accompanying financial statements of Rose & Co. Capital Advisors, LLC ("the Company"), which comprise the statements of financial condition as of December 31, 2015 and 2014, and the related statements of operations, member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Rose & Co. Capital Advisors, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Kentucky
Indiana
Ohio

Mountjoy Chilton Medley LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
An Independent Member of Baker Tilly International

Report of Independent Registered Public Accounting Firm (Continued)

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audits of Rose & Co. Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Rose & Co. Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 24, 2016

Rose & Co. Capital Advisors, LLC
Statements of Financial Condition
December 31, 2015 and 2014

	2015	2014
Assets		
Cash and cash equivalents	$ 122,222	$ 150,056
Computer equipment, at costs less accumulated depreciation of $453 (2015) and $162 (2014)	1,004	1,295
Total Assets	$ 123,226	$ 151,351
Liabilities and Member's Equity		
Liabilities		
Credit card payable	$ 169	$ 135
Total Liabilities	169	135
Member's equity	123,057	151,216
Total Liabilities and Member's Equity	$ 123,226	$ 151,351

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Operations
For the Years Ended December 31, 2015 and 2014

	2015	2014
Revenues	$ -	$ -
Expenses		
Technology and communications	2,218	1,549
Legal and professional fees	1,842	24,473
Financial and accounting fees	14,662	5,925
Licensing and FINRA fees	2,354	699
Occupancy, insurance and equipment depreciation	15,485	9,762
Office expense and supplies	103	132
Dues, publications and continuing education	195	2,456
Taxes and licenses	300	-
Total Expenses	37,159	44,996
Net Loss from Operations	$ (37,159)	$ (44,996)

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Member's Equity
For the Years Ended December 31, 2015 and 2014

	2015	2014
Balance at January 1	$ 151,216	$ 76,702
Member contributions	9,000	119,510
Net loss	(37,159)	(44,996)
Balance at December 31	$ 123,057	$ 151,216

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows from Operating Activities		
Net loss	$ (37,159)	$ (44,996)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	291	162
Increase in credit card payable	34	135
Net Cash Used in Operating Activities	(36,834)	(44,699)
Cash Flows from Investing Activities		
Purchases of computer equipment	-	(1,457)
Net Cash Used in Investing Activities	-	(1,457)
Cash Flows from Financing Activities		
Member contributions	9,000	119,510
Net Cash Provided by Financing Activities	9,000	119,510
Net (Decrease) Increase in Cash and Cash Equivalents	(27,834)	73,354
Cash and Cash Equivalents, Beginning of Year	150,056	76,702
Cash and Cash Equivalents, End of Year	$ 122,222	$ 150,056

See accompanying notes.

Note A - Nature of Organization and Operations

Rose & Co. Capital Advisors, LLC ("the Company"), a Delaware limited liability company located in Quogue, New York, is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority. The Company is primarily engaged in providing independent investment banking advisory services to a myriad of clients and industries. The Company's core advisory practice includes mergers and acquisitions, financial restructuring, underwriting or selling securities (other than mutual funds) on a best efforts or firm commitment basis, and in private placement of securities as a selling group member.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2. Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

4. Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

5. Computer Equipment: Computer equipment is recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of five years.

6. Revenue and Cost Recognition: Revenue is recognized as services are performed and earned per the contract. The contract generally requires an upfront non-refundable retainer, a payment when the definitive agreement is signed and the balance due upon closing. Expenses associated with service activities, such as consultant fees (see Notes C and E), are recognized concurrently with the revenues. Revenue from consulting is generally recognized when the related service has been performed by the Company.

7. Income Taxes: The Company is not a taxpaying entity for federal or state income tax purposes, and thus no federal or state income tax expense has been recorded in the statements. Income of the Company is taxed to its member individually.

   Tax benefits from an uncertain tax position are only recognized if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

   The Company recognizes uncertain income tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements.

Note C - Related Party Transactions

The Company and an affiliate, Audeamus, LLC, are wholly-owned by a single member, individually. The member has entered into agreement with the Company to pay for all administrative and overhead expenses of the Company. As such only directly billed invoices to the Company will be the responsibility of the Company. The Company has entered into a month-to-month lease agreement with Audeamus, LLC for its allocated share of office space leased from its member. Monthly rent for the office is $1,200 per month. Rent expense was $14,400 and $9,600 during the years ended December 31, 2015 and 2014, respectively.

The Company has no employees of its own, but contracts with the affiliate under a commission or consulting arrangement to provide the resources for specific project needs.

The affiliate provides general administrative and related services to the Company with no allocation of costs.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule. At December 31, 2015 and 2014, the Company has net capital, as defined, of $122,053 and $149,921, respectively, which is in excess of the minimum requirement for the Company of $100,000. There are no differences between net capital as reported above for the years ended December 31, 2015, and those amounts included on the Company's computation included in Part IIA of Forms X-17A-5, as of December 31, 2015.

The Company claimed an exemption from Rule 15c3-3 under Section (k)(2)(i) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, or Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3.

Note E - Concentrations of Risk

The Company is dependent on the affiliate for administrative support.

Supplementary Information

Rose & Co. Capital Advisors, LLC
Schedule 1-Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Years Ended December 31, 2015 and 2014

	2015	2014
Net Capital		
Total Member's Equity	$ 123,057	$ 151,216
Non-Allowable Assets		
Computer equipment, net	(1,004)	(1,295)
Net Capital	$ 122,053	$ 149,921
Aggregate Indebtedness	$ 169	$ 135
Percentage of aggregate indebtedness to net capital	0.14%	0.09%

See report of independent registered public accounting firm.


CPAs & ADVISORS

**Report of Independent Registered Public Accounting Firm -
Exemption Report Review**

To the Member
Rose & Co. Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Rose & Co. Capital Advisors, LLC Exemption Report, in which (1) Rose & Co. Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: 17 C.F.R. §15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rose & Co. Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 24, 2016

Mountjoy Chilton Medley LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
An Independent Member of Baker Tilly International

Kentucky
Indiana
Ohio

Rose & Co. Capital Advisors, LLC

23 Shinnecock Rd. · PO Box 1958 · Quogue, NY 11959 · (212) 359 2228

Rose & Co. Capital Advisors, LLC
Exemption Report

Rose & Co. Capital Advisors, LLC
23 Shinnecock Road
Quogue, NY 11959

SEC File No.: 8-69298
CRD No.: 168274

Fiscal Year Ended December 31, 2015

Rose & Co. Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Simon A. Rose, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: CEO